                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                              (Amendment No. 1)(1)


                                  iiGROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  449-629-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Neil Swartz
               7000 W. Palmetto Park Rd #501, Boca Raton, FL 33433
                                 (561) 620-9202
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                   12/31/99     1/11/00     1/19/00     4/10/00
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


--------------------
(1) This Schedule 13D amends the Schedule 13D for MCG Partners, Inc., and for C. Lawrence Rutstein made on June 30, 1999. This is an original Schedule 13D filing for Neil Swartz.

--------------------

    1    NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MCG Partners, Inc. (IRS Identification Number: 65-0888800)
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS                                                      WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |    -0-
BENEFICIALLY   |     |   -------------------------------------------------------
  OWNED BY     |     |   SHARED VOTING POWER
   EACH        |  8  |   3,100,006
 REPORTING     |     |   -------------------------------------------------------
PERSON WITH    |     |   SOLE DISPOSITIVE POWER
               |  9  |   -0-
               |     |   -------------------------------------------------------
               |     |   SHARED DISPOSITIVE POWER
               | 10  |   3,100,006
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,100,006
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                         [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.0%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
------------------------------------------------------------------------------

    1    NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         C. Lawrence Rutstein
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS                                                     PF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   861,094
BENEFICIALLY   |     |   -------------------------------------------------------
  OWNED BY     |     |   SHARED VOTING POWER
   EACH        |  8  |   1,100,000
 REPORTING     |     |   -------------------------------------------------------
PERSON WITH    |     |   SOLE DISPOSITIVE POWER
               |  9  |   861,094
               |     |   -------------------------------------------------------
               |     |   SHARED DISPOSITIVE POWER
               | 10  |   1,100,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,961,094
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.3%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
------------------------------------------------------------------------------

* Represents Mr. Rutstein's proportionate interest in 3,100,006 shares of the Issuer's common stock held by MCG Partners, Inc., of which Mr. Rutstein is an officer and principal shareholder.

    1    NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Neil Swartz
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS                                                      PF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   300,506
BENEFICIALLY   |     |   -------------------------------------------------------
  OWNED BY     |     |   SHARED VOTING POWER
   EACH        |  8  |   2,000,006
 REPORTING     |     |   -------------------------------------------------------
PERSON WITH    |     |   SOLE DISPOSITIVE POWER
               |  9  |   300,506
               |     |   -------------------------------------------------------
               |     |   SHARED DISPOSITIVE POWER
               | 10  |   2,000,006
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,300,512
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.0%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
------------------------------------------------------------------------------

* Represents Mr. Swartz' proportionate interest in 3,100,006 shares of the Issuer's common stock held by MCG Partners, Inc., of which Mr. Swartz is an officer and principal shareholder.

Item 1.           Security and Issuer.

                  This statement relates to the shares of common stock, par value $.01, of iiGroup, Inc., a Delaware corporation ( the "Issuer") having its principal business and the address of its principal office at 7000 West Palmetto Park Road, Suite 501, Boca Raton, Florida 33433.

Item 2.           Identity and Background.

         a. MCG Partners, Inc. is the record holder of 3,100,006 shares of the Issuer's common stock, $.01 par value. C. Lawrence Rutstein and Neil Swartz are principal shareholders in MCG Partners, Inc. and they are members of a group with respect to MCG Partners, Inc.'s shares of common stock of the Issuer.

         b. The address of MCG Partners, Inc. is 7000 West Palmetto Park Road, Suite 501, Boca Raton, Florida 33433.

         c. MCG Partners, Inc., was organized to engage in merchant banking. Mr. Rutstein and Mr. Swartz are principal shareholders of MCG Partners, Inc. The present principal occupation of Mr. Rutstein is Vice Chairman of the Board of Directors of the Issuer. The present principal occupation of Mr. Swartz is Chief Executive Officer and Chairman of the Issuer.

         d. During the past five years, each of the reporting persons has not been convicted in a criminal proceeding and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

         e. During the past five years, each of the reporting persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         f.        Both Mr. Rutstein and Mr.  Swartz are American citizens.

Item 3.           Source and Amount of Funds or Other Consideration.

                  MCG Partners, Inc. acquired the shares of the Issuer through its working capital. Mr. Rutstein acquired shares of the Issuer through his personal funds. Mr. Swartz acquired the shares of the Issuer through his personal funds.

Item 4.           Purpose of Transaction

                  The reporting persons hold the common stock to which this statement relates for purposes of investment and to control the issuer. None of the reporting persons presently has any plan or proposal which relates to, or would result in, any transaction of the types described in Item 4(a) through (j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) The following table set for the aggregate number and percentage of the common stock, $.01 par value, which may, pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, be deemed to be beneficially owned by each reporting person.

                            Shares                Percentage        Description
Reporting                   Beneficially          Beneficially      Of
Person                      Owned                 Owned             Ownership
------------------------------------------------------------------------------------------------

MCG Partners, Inc.          3,100,006                29.0%           Direct

C. Lawrence Rutstein        1,100,000                                Ownership interest in MCG
                              861,094                                Direct
                            ---------
                            1,961,094                18.3%           Aggregate Amount Owned


Neil Swartz                 2,000,006                                Ownership interest in MCG
                              300,506                                Direct
                            ---------
                            2,300,512                21.0%           Aggregate Amount Owned


         (b) The power of MCG Partners, Inc. to vote, or to direct the vote, and the power to dispose, or direct the disposition of, the 3,100,006 shares of common stock is shared with Mr. Rutstein and Mr. Swartz, the sole shareholders of MCG Partners, Inc. Messrs Rutstein and Swartz may be deemed part of a group with MCG Partners, Inc., with respect their interest in MCG Partners, Inc.'s shares of common stock of the Issuer. Both Mr. Rutstein and Mr. Swartz disclaim beneficial ownership of the interest of MCG Partners, Inc. that is held by the other. Both Mr. Rutstein and Mr. Swartz disclaim beneficial ownership of the shares of common stock of the Issuer held directly by the other. Both Mr. Rutstein and Mr. Swartz disclaim beneficial ownership of the shares of common stock of the Issuer held by any other person.

         (c) MCG acquired 66,666 shares of the Issuer's common stock on December 31, 1999, 533,340 shares of the Issuer's common stock on January 11, 2000, 2,000,000 shares of the Issuer's common stock on January 19, 2000, and 500,000 shares of the Issuer's common stock on April 10, 2000.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I each certify that the information set forth in this statement is true, complete and correct.


                                               December 18, 2000
                                        ----------------------------------------
                                                            (Date)


                                        MCG PARTNERS, INC.

                                        By:   /s/ C. Lawrence Rutstein
                                            ------------------------------------
                                              C. Lawrence Rutstein, President


                                             /s/ C. Lawrence Rutstein
                                        ----------------------------------------
                                        C. Lawrence Rutstein


                                            /s/ Neil Swartz
                                        ----------------------------------------
                                        Neil Swartz